Exhibit 21
List of Subsidiaries

Name of Subsidiary	State of Incorporation
Express-1, Inc.	Michigan
Express-1 Dedicated, Inc.	Delaware
Concert Group Logistics, Inc.	Delaware
Bounce Logistics, Inc.	Delaware